Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

IMPACT OF COVID-19 ON OUR OPERATIONS

The Hong Kong economy has been affected by the COVID-19 outbreak as it hindered economic activities. The Hong Kong government has launched relief measures of unprecedented scale, including the two rounds of measures under the Anti-Epidemic Fund, which should provide some cushioning effects to the economy and the labor market. During the six months ended March 31, 2024 and 2025, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of approximately nil and HK$9,824, respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our unaudited condensed consolidated financial statements. During the six months ended March 31, 2024 and 2025, we mainly sourced our security systems from Malaysia, Belgium and Hong Kong (i.e., places where our security systems are shipped from), and since the outbreak of the COVID-19 and up to September 30, 2024 and March 31, 2025, these suppliers and subcontractors had not expressed any difficulties in meeting our delivery schedules or service demands. Except as noted above, our directors confirm that the outbreak of COVID-19 has not resulted in any material adverse impact on our business operations and financial performance up to September 30, 2024 and March 31, 2025, such that (i) there is no loss or cancellation of our contracts or purchase orders after the six months ended March 31, 2024 and 2025, and our contracts in the pipeline are ongoing as planned; (ii) none of our customers have, or have expressed their intention to, (a) delay, suspend or terminate their existing contracts or purchase orders, or (b) reduce their demand for our services; (iii) we have not experienced any instance of material labor shortage or suspension of works of our subcontractors in security-related engineering projects; and (iv) we have not experienced any instance of material labor shortage in security guarding and screening services.

RECEIPT OF NASDAQ NOTIFICATION REGARDING MINIMUM BID PRICE COMPLIANCE

We received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying that we are currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of our ordinary shares was below US$1.00 per share for a period of 30 consecutive business days. The notification has no immediate effect on the listing of our ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “SUGP.” Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days, or until September 16, 2025, to regain compliance with Nasdaq’s minimum bid price requirement. We intend to monitor the closing bid price of our ordinary shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of our ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. For more information, please refer to our current report on Form 6-K filed with the Securities and Exchange Commission on March 25, 2025.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We generate our revenues from (i) the provision of security-related engineering services; and (ii) the provision of security guarding and screening services.

The table below sets out the breakdown of our revenues by service line for the periods presented:

	For the six months ended March 31,			Variances
	2024	2025		Amount	%
	HK$	HK$	US$	HK$
Security-related engineering services	56,209,135	67,386,312	8,662,927	11,177,177	19.9
Project and maintenance	53,581,015	65,064,782	8,364,480	11,483,767	21.4
Equipment leasing	2,628,120	2,321,530	298,447	(306,590)	(11.7)
Security guarding and screening services	35,636,480	40,526,068	5,209,877	4,889,588	13.7
Total revenues	91,845,615	107,912,380	13,872,804	16,066,765	17.5

Security-related engineering services

The provision of security-related engineering services is one of our principal businesses. We provide security-related engineering services primarily in Hong Kong.

(i)	Project and maintenance

Project income in relation to security-related engineering services includes income from the supply and/or installation of security systems and related maintenance services. Our project income is generally driven by the number, size and types of projects involved, and nature of services provided.

We also provide standalone maintenance service to our customers in respect of (i) security systems and products supplied and installed by us but falling outside of or without a defects liability period; and (ii) security systems and products for which the supply and installation work were not handled by us.

(ii)	Equipment leasing

Income derived from equipment leasing comprises rental income received from the leasing of security systems under operating leases. Rental income from operating leases is recognized in the unaudited condensed consolidated statements of income on a straight-line basis over the lease term. The rental income under the standalone equipment leasing arrangements with our lessees is determined by taking into account various factors, including the price and condition of the security systems and the period of the lease.

Security guarding and screening services

Since the acquisition of Fortune Jet in July 2019, we commenced our provision of security guarding and screening services in Hong Kong.

We secure and guard both individuals and physical properties by, among other things, conducting patrols, entrance guarding, access control and alarm monitoring through our dispatched employees. We provide screening services by dispatching certified screeners who are our employees to the premises of our customers.

We also offer various types of related vocational training courses (i.e., QASRS, Mandatory Basic Safety Training Course (Construction Work), and Mandatory Basic Safety Training Revalidation Course (Construction Work)).

Cost of revenues

Our cost of revenues consists of (i) costs of material in relation to security-related engineering services; (ii) employee benefit expenses for our staff which are attributable to the provision of services; (iii) subcontracting fees which mainly represent the cost of services from third-party service providers; and (iv) other costs directly attributable to our revenue-generating activities, such as depreciation of security systems leased to our customers under operating leases, freight charges, insurance, and other miscellaneous expenses.

The following table sets forth a breakdown of our cost of revenues by service line for the periods indicated:

	For the six months ended March 31,			Variances
	2024	2025		Amount	%
	HK$	HK$	US$	HK$
Security-related engineering services	34,944,807	51,146,038	6,575,139	16,201,231	46.4
Project and maintenance	33,985,211	50,115,800	6,442,696	16,130,589	47.5
Equipment leasing	959,596	1,030,238	132,443	70,642	7.4
Security guarding and screening services	30,286,281	34,807,579	4,474,730	4,521,298	14.9
Total cost of revenues	65,231,088	85,953,617	11,049,869	20,722,529	31.8

Gross profit and gross profit margin

Our gross profit equals our revenues less our cost of revenues. Our gross profit and gross profit margin are dependent on various factors, including the nature of the projects that were undertaken by us and the size of such projects during the respective financial period.

The following table sets forth a breakdown of our gross profit and gross profit margin by service line for the periods indicated:

	For the six months ended March 31,			Variances
	2024	2025		Amount	%
	HK$	HK$	US$	HK$
Security-related engineering services
Project and maintenance
Gross profit	19,595,804	14,948,982	1,921,784	(4,646,822)	(23.7)
Gross profit margin	36.6%	23.0%	23.0%	(13.0)%
Equipment leasing
Gross profit	1,668,524	1,291,292	166,004	(377,232)	(22.6)
Gross profit margin	63.5%	55.6%	55.6%	(7.9)%
Security guarding and screening services
Gross profit	5,350,199	5,718,489	735,147	368,290	6.9
Gross profit margin	15.0%	14.1%	14.1%	(0.9)%
Total
Gross profit	26,614,527	21,958,763	2,822,935	(4,655,764)	(17.5)
Gross profit margin	29.0%	20.3%	20.3%	(8.7)%

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly consist of (i) employee benefit expenses for our directors, officers, and sales and administrative staff; (ii) legal and professional fees; (iii) office expenses primarily including motor vehicle expenses for our operations, repair and maintenance expenses, insurance, computer accessories expenses, utilities, postage and courier, and other communication expenses; (iv) depreciation of right-of-use (“ROU”) assets for our offices; (v) expenses relating to short-term leases and low-value assets; (vi) business development expenses which mainly consist of entertainment expenses, travelling expenses for business trips, and advertising and promotion expenses for our brand; (vii) provision for credit loss; and (viii) other miscellaneous expenses.

Losses on disposal of property and equipment

Losses on disposal of property and equipment represent the proceeds from disposal of property and equipment, net of the carrying amount of the property and equipment disposed of.

Other income

Other income mainly consists of (i) government grants received; (ii) net gains on foreign exchange arising from the fluctuation of US$, EUR, GBP, and RMB in relation to our procurement and bank and trade payables balances denominated in foreign currencies; (iii) interest income from bank deposits; and (iv) fair value gain on revaluation of the investment in our key management insurance policy.

Finance expenses

Finance expenses mainly represent interest expenses on notes payables.

Other expenses

Other expenses mainly consist of net losses on foreign exchange arising from the fluctuation of US$, EUR, GBP, and RMB in relation to our procurement and bank and trade payables balances denominated in foreign currencies.

Income tax expenses

The profits of a group entity in Hong Kong not qualifying for the two-tiered profits tax rates regime will be taxed at the flat rate of 16.5%. Accordingly, Hong Kong profits tax is calculated at 8.25% on the first HK$2.0 million of the estimated assessable profits for Shine Union and at 16.5% on the estimated assessable profits above HK$2.0 million.

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions.

We have fulfilled all our income tax obligations and have not had any unresolved income tax issues or disputes with the relevant tax authorities.

RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended March 31, 2024 and 2025. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this interim report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended March 31,					Variances
	2024		2025			Amount	%
	HK$	%	HK$	%	US$	HK$
Revenues	91,845,615	100.0	107,912,380	100.0	13,872,804	16,066,765	17.5
Cost of revenues	(65,231,088)	(71.0)	(85,953,617)	(79.7)	(11,049,869)	20,722,529	31.8
Gross profit	26,614,527	29.0	21,958,763	20.3	2,822,935	(4,655,764)	(17.5)

Operating expenses
Selling, general and administrative expenses	(15,598,351)	(17.0)	(24,921,087)	(23.1)	(3,203,760)	9,322,736	59.8
Losses on disposal of property and equipment	(636,289)	(0.7)	(1,772,107)	(1.6)	(227,815)	1,135,818	178.5
Income (loss) from operations	10,379,887	11.3	(4,734,431)	(4.4)	(608,640)	(15,114,318)	(145.6)

Other income (expenses)
Other income	771,005	0.8	715,730	0.7	92,012	(55,275)	(7.2)
Finance expenses	(50,854)	(0.1)	(149,000)	(0.1)	(19,155)	98,146	193.0
Total other income, net	720,151	0.7	566,730	0.6	72,857	(153,421)	(21.3)

Income (loss) before income tax expenses	11,100,038	12.1	(4,167,701)	(3.8)	(535,783)	(15,267,739)	(137.5)
Income tax expenses	(976,169)	(1.1)	(359,767)	(0.3)	(46,250)	(616,402)	(63.1)
Net income (loss)	10,123,869	11.0	(4,527,468)	(4.1)	(582,033)	(14,651,337)	(144.7)

Six Months Ended March 31, 2025 Compared to Six Months Ended March 31, 2024

Revenues

Our revenues increased by HK$16.1 million, or 17.5%, from HK$91.8 million for the six months ended March 31, 2024 to HK$107.9 million (US$13.8 million) for the six months ended March 31, 2025 mainly due to (i) an increase in revenues from provision of security-related engineering services of HK$11.2 million; and (ii) an increase in revenues from security guarding and screening and related vocational training of HK$4.9 million.

Our revenues from the provision of security-related engineering services increased by HK$11.2 million, or 19.9%, from HK$56.2 million for the six months ended March 31, 2024 to HK$67.4 million (US$8.6 million) for the six months ended March 31, 2025. The increase was mainly attributable to the business growth of the security-related engineering services segment. Certain revenues for the six months ended March 31, 2025 were contributed by several projects with larger revenues recognized, including one project of over HK$17 million, one project of over HK$8 million, one project of over HK$2 million, and seven projects of each over HK$1 million. Comparatively, certain revenues for the six months ended March 31, 2024 were contributed by several projects with less revenues recognized, including two projects of each over HK$4 million, two projects of each over HK$2 million, and six projects of each over HK$1 million.

Cost of revenues

Our cost of revenues increased by HK$20.7 million, or 31.8%, from HK$65.2 million for the six months ended March 31, 2024 to HK$85.9 million (US$11.0 million) for the six months ended March 31, 2025. The increase was mainly due to an increase costs of goods sold from HK$13.7 million for the six months ended March 31, 2024 to HK$31.4 million (US$4.0 million) for the six months ended March 31, 2025, mainly attributable to (i) the increase in security-related engineering services work performed and the expansion of security guarding and screening business during the six months ended March 31, 2025; and (ii) an increase employee benefit expenses from HK$30.4 million for the six months ended March 31, 2024 to HK$34.7 million (US$4.4 million) for the six months ended March 31, 2025, mainly due to expansion of security guarding and screening business which is labor-intensive. The increase was consistent with the business growth of security-related engineering services and security guarding and screening.

Gross profit and gross profit margin

Our gross profit decreased by HK$4.6 million, or 17.5%, from HK$26.6 million for the six months ended March 31, 2024 to HK$22.0 million (US$2.8 million) for the six months ended March 31, 2025. The gross profit margin decreased from 29.0% in the six months ended March 31, 2024 to 20.3% for the six months ended March 31, 2025. The decrease was due to (i) a decrease in the gross profit margin of security-related engineering services triggered by certain projects completed during the six months ended March 31, 2025 with larger extent of use of subcontracting services; and (ii) a lower gross profit margin of security guarding services contracts resulting from an increasing labor cost.

Gross profit margin of project and maintenance income under security-related engineering services decreased from 36.6% for the six months ended March 31, 2024 to 23.0% for the six months ended March 31, 2025.

Gross profit margin of equipment leasing income under security-related engineering services decreased from 63.5% for the six months ended March 31, 2024 to 55.6% for the six months ended March 31, 2025.

Gross profit margin of security guarding and screening services slightly decreased from 15.0% for the six months ended March 31, 2024 and 14.1% for the six months ended March 31, 2025.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by HK$9.3 million, or 59.8%, from HK$15.6 million for the six months ended March 31, 2024 to HK$24.9 million (US$3.2 million) for the six months ended March 31, 2025. The increase was mainly due to (i) an increase in employee benefit expenses for directors, officers, and sales and administrative staff from HK$9.4 million for the six months ended March 31, 2024 to HK$10.9 million (US$1.4 million) for the six months ended March 31, 2025 triggered by salary adjustments; and (ii) an increase in advertising expenses from HK$0.1 million for the six months ended March 31, 2024 to HK$5.9 million (US$0.8 million) for the six months ended March 31, 2025 since more promotional activities and campaigns were performed to penetrate the market.

Losses on disposal of property and equipment

Our losses on disposal of property and equipment increased from HK$0.6 million for the six months ended March 31, 2024 to HK$1.8 million (US$0.2 million) for the six months ended March 31, 2025, mainly due to certain X-ray machines disposed upon the termination of rental equipment agreements during the six months ended March 31, 2025.

Other income

Our other income decreased by HK$0.1 million, or 7.2%, from HK$0.8 million for the six months ended March 31, 2024 to HK$0.7 million (US$0.1 million) for the six months ended March 31, 2025. The decrease was mainly due to the net impact of (i) a decrease in gain on foreign exchange from HK$0.5 million for the six months ended March 31, 2024 to HK$0.1 for the six months ended March 31, 2025; and (ii) an increase in bank interest income from HK$0.3 million for the six months ended March 31, 2024 to HK$0.5 million for the six months ended March 31, 2025.

Finance expenses

Our finance expenses maintained at a stable level of HK$0.1 million for the six months ended March 31, 2024 and 2025.

Income tax expenses

Our income tax expenses decreased by HK$0.6 million, or 63.1%, from HK$1.0 million for the six months ended March 31, 2024 to HK$0.4 million for the six months ended March 31, 2025. The decrease was mainly due to decrease in income before income tax.

Net income

As a result of the foregoing, we recorded a net income of HK$10.1 million for the six months ended March 31, 2024 and a net loss of HK$4.5 million for the six months ended March 31, 2025. We recorded net income margin of 11.0% for the six months ended March 31, 2024 and a net loss margin of 4.1% for the six months ended March 31, 2025.

Liquidity and Capital Resources

Our use of cash primarily related to operating activities and capital expenditure. We have historically financed our operations primarily through a combination of cash flows generated from our operations and proceeds from bank borrowings.

We had cash and cash equivalents of HK$40.9 million (US$5.2 million) as of March 31, 2025. Our working capital was approximately HK$82.5 million (US$10.6 million) as of March 31, 2025. The cash and cash equivalents disaggregated by currency denomination are as follow:

	As of March 31, 2025
	Amount	HK$ equivalent
Cash and cash equivalents:
HK$	20,668,932	20,668,932
EUR	28,394	239,040
US$	2,563,751	19,942,652
GBP	7,250	72,957
Total		40,923,581

In managing our liquidity risk, we monitor and maintain a level of cash and cash equivalents deemed adequate by our management to finance our operations and mitigate the effects of unexpected fluctuations in cash flows. We regularly monitor the repayment dates of financial liabilities, including trade and notes payables, other payables and accrued charges, etc. to match with financial resources available to us from time to time. We manage liquidity risk by maintaining adequate financial resources, including existing cash and bank balances and operating cash flows. We believe that our current cash and cash equivalents and our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the next 12 months from the date of this interim report. Moreover, we expected that we are able to obtain additional cash flows from our financing activities, including the utilization of the bank facilities by a subsidiary, amounting up to HK$9.0 million. Our operating subsidiaries in Hong Kong are permitted under the laws of Hong Kong to provide direct or indirect funding to us through cash dividend distributions, funds transfer, loans, or advances. Currently, we are not aware of any interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future.

In the long term, we do not have significant known commitment that requires us material cash outflows. Together with the ability to obtain funds from our operating subsidiaries, we believe that our current cash and cash equivalents and our anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures beyond 12 months from the date of this interim report.

We currently expect that there will not be any material change in the sources and uses of cash.

Cash flows

The following table sets forth a summary of our unaudited condensed consolidated cash flows for the fiscal periods indicated:

	For the six months ended March 31,			Change
	2024	2025	2025	Amount	%
	HK$	HK$	US$	HK$
Net cash provided by (used in) operating activities	6,212,311	(10,627,102)	(1,366,179)	(16,839,413)	(271.1)
Net cash used in investing activities	(663,000)	(758,100)	(97,458)	(95,100)	(14.3)
Net cash provided by financing activities	25,182,091	90	12	(25,182,001)	(99.9)
Effects of exchange rate changes on cash and cash equivalents	89,535	(29,439)	(3,787)	(118,974)	(132.9)
Net increase (decrease) in cash and cash equivalents	30,820,937	(11,414,551)	(1,467,412)	(42,235,488)	137.0
Cash and cash equivalents at the beginning of the period	16,400,123	52,338,132	6,728,391	35,938,009	219.1
Cash and cash equivalents at the end of the period	47,221,060	40,923,581	5,260,979	(6,297,479)	(13.3)

Operating activities

For the six months ended March 31, 2024, our net cash provided by operating activities of HK$6.2 million was primarily attributable to (i) net income of HK$10.1 million, adjusted for depreciation of property and equipment and ROU assets of HK$0.9 million and HK$0.4 million, respectively, provision for allowance for credit loss of HK$0.3 million, and loss on disposal of property and equipment of HK$0.6 million; (ii) an increase of inventories of HK$4.0 million, a decrease of trade receivables of HK$4.2 million, an increase of prepaid expenses and other assets of HK$3.7 million, an increase of contract assets of HK$4.4 million; and (iii) a decrease of trade and notes payables of HK$10.2 million, an increase of contract liabilities of HK$14.8 million, and an increase of prepaid income tax of HK$2.0 million.

For the six months ended March 31, 2025, our net cash used in operating activities of HK$10.6 million was primarily attributable to (i) net loss of HK$4.5 million, adjusted for depreciation of property and equipment and ROU assets of HK$0.9 million and HK$1.0 million, respectively, provision for allowance for credit loss of HK$0.2 million, loss on disposal of property and equipment of HK$1.8 million, amortization of service fee of HK$5.2 million, and share-based compensation of HK$2.4 million; (ii) a decrease of inventories of HK$17.7 million, an increase of trade receivables of HK$3.3 million, an increase of contract assets of HK$11.5 million; and (iii) a decrease of trade and notes payables of HK$2.7 million, a decrease of contract liabilities of HK$12.8 million.

We identified several material changes of assets and liabilities as below:

Trade receivables, net increased by HK$3.0 million, or 13.7%, from HK$21.9 million as of September 30, 2024 to HK$24.9 million as of March 31, 2025. The increase of trade receivables was mainly attributable to increase in revenues during the six months ended March 31, 2025.

Inventories decreased by HK$17.7 million, or 37.2%, from HK$47.6 million as of September 30, 2024 to HK$29.9 million as of March 31, 2025. The decrease of inventories was mainly due to a realization of work-in-progress as cost of sales upon the completion of several projects with larger contract sum.

Contract assets increased by HK$11.6 million, or 179.9%, from HK$6.4 million as of September 30, 2024 to HK$18.0 million as of March 31, 2025. The increase was mainly due to the recognition of revenues upon the completion of several projects with larger contract sum.

Trade payables decreased by HK$0.9 million, or 10.9%, from HK$8.6 million as of September 30, 2024 to HK$7.7 million as of March 31, 2025. The decrease was due to more timely settlement of costs of revenues.

Contract liabilities decreased by HK$12.8 million, or 46.0%, from HK$27.8 million as of September 30, 2024 to HK$15.0 million as of March 31, 2025. The decrease was mainly due to the recognition of revenues by utilizing the prepayment received from customers upon the completion of several projects with larger contract sum.

Investing activities

During the six months ended March 31, 2024, our net cash used in investing activities was HK$0.7 million, which was primarily attributable to the purchase of equipment.

During the six months ended March 31, 2025, our net cash used in investing activities was HK$0.8 million, which was primarily attributable to the purchase of equipment.

Financing activities

For the six months ended March 31, 2024, our net cash provided by financing activities was HK$25.2 million, which was primarily attributable to net proceeds received from the initial public offering of the Company in January 2024.

For the six months ended March 31, 2025, our net cash provided by financing activities was HK$90 arising from settlements of shares subscription receivables.

Our subsidiary, Shine Union, has banking facilities of HK$20.0 million and HK$9.0 million with a commercial bank in Hong Kong as of September 30, 2024 and March 31, 2025, respectively. As of September 30, 2024 and March 31, 2025, Shine Union had utilized HK$2.4 million and HK$0.6 million, respectively. The unutilized banking facilities were HK$17.6 million and HK$8.4 million as of September 30, 2024 and March 31, 2025, respectively.

Contingencies

Severance Payment and Long Service Payment

The Employment Ordinance of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The Employment Ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of September 30, 2024 and March 31, 2025, we estimated our long service payment to be HK$1.3 million and HK$0.6 million, respectively. The provisions for long service payment as at September 30, 2024 and March 31, 2025 have been reflected in our unaudited condensed consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since we have no plan to dismiss any staff due to redundancy, and therefore consider the possibility of meeting the criteria of making severance payment to be remote.

Legal Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and March 31, 2025, and through the issuance date of the unaudited condensed consolidated financial statements.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Material Cash Requirements

Our material cash requirements as of September 30, 2024 and March 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the fiscal years ended September 30, 2024 and March 31, 2025, our capital expenditures were HK$3.2 million and HK$0.3 million, respectively, which primarily related to acquisition of equipment and computer software. We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025:

	Payments due by period
	Total	Within 1 Year	Within 1 – 2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	—	—	—
Non-cancellable purchase contracts	17,132,995	17,132,995	—
Total	17,132,995	17,132,995	—

The following table sets forth our contractual obligations as of September 30, 2024:

	Payments due by period
	Total	Within 1 Year	Within 1 – 2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	198,000	198,000	—
Non-cancellable purchase contracts	14,401,405	14,401,405	—
Total	14,599,405	14,599,405	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024 and March 31, 2025.